================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------
                               AMENDMENT NO. 3 to
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              WORLD SERVICES, INC.
                            (Name of Subject Company)

                              WORLD SERVICES, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   98151p 10 5
                                   -----------
                      (CUSIP Number of Class of Securities)

                                   -----------

                            Ronne Tarrell, President
                              World Services, Inc.
                          724 North Kline, P.O. Box 786
                        Aberdeen, South Dakota 57406-0786
                                 (605) 225-4131
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

                         Herrick K. Lidstone, Jr., Esq.
                              Norton Lidstone, P.C.
                             Suite 850, The Quadrant
                                5445 DTC Parkway
                        Greenwood Village, Colorado 80111
                                 (303) 221-5552

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


                                  Introduction

     This Schedule 14D-9 relates to an offer by Super 8 Motel Developers, Inc., a South Dakota corporation ("Developers"), to purchase not less than a majority and up to all of the 2,639,679 outstanding shares of common stock of World Services, Inc., a South Dakota corporation ("World Services"). Developers is making this offer in accordance with an agreement executed by World Services and Developers effective September 10, 2001, as amended by letter agreement effective January 2, 2002 (collectively the "September 10 Agreement") that defines the proposed tender offer and further defines certain obligations of World Services and Developers.

     Among other things, this Schedule 14-9 explains why the members of the Board of Directors of World Services are recommending that World Services' shareholders tender their shares to Developers and have agreed to tender their own shares in response to the revised tender offer, which includes an increased price structure, as discussed below. The World Services Board of Directors has authorized and directed Developers to send this Schedule 14-9 to World Services' shareholders with Developers' letter to shareholders explaining the January 2, 2002 amendments to its tender offer.

     Developers has filed a Schedule TO and several amendments thereto with the Securities and Exchange Commission. The Schedule TO includes Developers' offer to purchase the World Services shares which has been mailed to World Services' shareholders, as well as the letter of transmittal World Services shareholders who elect to accept the tender offer may use to do so. This Schedule 14D-9 uses the term "Offer Documents" to refer to the Schedule TO, the offer to purchase, and the letter of transmittal included in the Schedule TO.

     Each person reviewing this Schedule 14D-9 should also review the remaining Offer Documents with his, her, or its personal legal, financial, investment, tax and other advisors.

Item 1. Subject Company Information.

     Name and Address. The name of the subject company is World Services, Inc. The address of the principal executive office of World Services is 724 North Kline, P.O. Box 786, Aberdeen, South Dakota 57406-0786. The telephone number of World Services at its principal executive offices is (605) 225-4131.

     Securities. The title of the class of equity securities to which this Schedule relates is the $.001 par value common stock of World Services. As of June 30, 2001 and September 30, 2001, there were 2,639,679 shares of common stock issued and outstanding. World Services has not issued any additional shares since September 30, 2001. There are no options, rights or warrants to purchase additional shares of World Services common stock that are outstanding.

Item 2. Identity and Background of Filing Persons.

     Name and Address. The name, business address and business telephone number of World Services are set forth in Item 1, above.

     Tender Offer. This Schedule relates to the offer by Developers to purchase at least a majority and up to all outstanding shares of World Services common stock. Developers has offered a revised purchase price, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer Documents, as follows:

     o $.92 per share if more than 80% of World Services' shares are duly tendered (and not withdrawn);

     o $.90 per share if more than 70% (but not more than 80%) of World Services' shares are duly tendered (and not withdrawn); and

     o $.85 per share if 70% or less of World Services' shares are duly tendered (and not withdrawn).

The tender offer will expire on February 21, 2002, unless Developers, in its sole discretion, elects to extend the term of the tender offer.

     Developers' Plans for World Services. If Developers completes the tender offer as described in the Offer Documents, Developers has advised that it has no plans for the future conduct of any business by World Services other than a change in the members of the World Services' board.

     Conditions to Developers' Tender Offer. The tender offer is generally conditioned upon shares representing at least a majority of the outstanding shares of World Services common stock having been tendered and not withdrawn prior to the expiration of the tender offer (a condition that Developers may not waive). In addition, notwithstanding any other provision of the Developers' offer, Developers:

     o    is not required to accept for payment or pay for any shares,

     o    may delay the acceptance for payment of, or

     o subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Developers' obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), the payment for any tendered shares, if at any time prior to acceptance for payment of or payment for shares in the tender offer, any of the following events or conditions shall occur or exist:

     o there shall have been instituted or be pending any action or proceeding by any governmental entity, whether or not having the force of law,

          (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of Developers' tender offer, the acceptance for payment of or payment for some of or all the shares of World Services stock by Developers or any affiliate of Developers or the completion by Developers of the tender offer, or seeking to obtain damages in connection with the tender offer,

          (ii) seeking to restrain or prohibit Developers' full rights of ownership or operation (or that of Developers' subsidiaries or affiliates) of any portion of the business or assets of World Services or Developers, or any of their respective subsidiaries or affiliates, or to compel Developers or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of World Services or Developers or any of their respective subsidiaries or affiliates,

          (iii) seeking to impose material limitations on the ability of Developers or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the shares of World Services stock, including, without limitation, the right to vote any shares of World Services stock acquired or owned by Developers or any of its subsidiaries or affiliates on all matters properly presented to the shareholders of World Services, or

          (iv) seeking to require divestiture by Developers or any of its subsidiaries or affiliates of any shares of World Services stock; or

     o there shall have been any action taken or any statute, rule, regulation, judgment, administrative interpretation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to Developers or any other subsidiary or affiliate of Developers, World Services, or Developers' tender offer, the acceptance for payment of or payment for any shares of World Services stock, or any other transaction, by any governmental entity, that has, directly or indirectly, resulted, or is reasonably likely to, directly or indirectly, result in any of the consequences referred to in the immediately preceding paragraph; or

     o there shall have occurred any change, effect, event, occurrence, state of facts or development that results in a material change in the financial condition, cash assets or results of operations of World Services, or any change, event or condition that, with the passage of time, would reasonably be expected to result in such an event or effect other than as contemplated by Developers' tender offer or the transactions contemplated hereby; or

     o Developers' due diligence investigation of World Services shall have revealed any information which, in Developers' reasonable discretion, precludes it from proceeding with the tender offer; or

     o World Services' board shall have withdrawn its approval of Developers' acquisition of its shares pursuant to the tender offer for purposes of
          Section 47-33-17(1) of the South Dakota Domestic Public Corporation Takeover Act; or

     o If World Services breaches the September 10 Agreement, and fails to cure such breach within the prescribed period.

     The Letter Agreement and the tender offer will terminate automatically upon World Services' delivery of a notice to Developers that World Services has accepted or agreed to a proposal for a business combination received from a third party.

     In the event the above conditions are met, Developers has agreed to purchase all shares that any World Services shareholder elects to tender.

All information in this Schedule or in any of the exhibits concerning Developers or its affiliates, or actions or events in respect of any of them, was provided by Developers, and World Services assumes no responsibility for that information.


Item 3. Past Contacts, Transactions, Negotiations and Agreements.

With Super 8 Motel Developers, Inc.
-----------------------------------

     Previous Offer by Developers to Purchase the Developers Stock held by World Services. World Services owns 796,952 shares of Developers common stock that constitute approximately 16% of the outstanding Developers shares. This ownership has resulted in dividends paid to World Services in the amount of approximately $199,000 per year during the past two fiscal years. On June 9, 1999, Developers offered to purchase those shares from World Services for $1.50 per Developers share (equivalent to about $.44 per share of World Services common stock). World Services declined the June 9, 1999 offer because its board felt that the price offered was too low at the time.

     In the spring of 2001, World Services suggested to Developers that World Services would consider distributing the Developers shares to the World Services shareholders. Developers expressed strong objections to this proposal because it would impose significant additional obligations on Developers, and although World Services and Developers disagreed with respect to whether World Services has a legal right to distribute the shares of Developers common stock to its shareholders without Developers' consent and cooperation, the World Services board acknowledged that completing any such distribution would be much more difficult in the face of Developers'objections, and decided not to pursue any further action with respect to distributing Developers' shares at that time.

     Previous Discussions Relating to Developers' Current Offer. To the knowledge of World Services, Developers has been discussing the possibility of a tender offer for the outstanding World Services shares from time-to-time in 2001. During a part of this time, Ronne Tarrell, president of World Services, was on the board of directors of Developers. Because of potential conflicts of interest should the tender offer proceed and at the request of the remaining members of the Developers board of directors, Mr. Tarrell resigned from the Developers board of directors in May 2001.

     Commencing in July 2001, representatives of Developers commenced more specific discussions with Mr. Tarrell and World Services' legal advisors regarding the possibility of making a tender offer with the cooperation of the World Services board at a price of $.80 per share. As a result of discussions with the World Services board members, Developers agreed to raise the price to $.85 per share and also discussed other terms and conditions to be contained in the agreement. These conversations continued until World Services and Developers executed the original September 10 Agreement. During that period, counsel for Developers and World Services also held independent conversations regarding the prospective tender offer and exchanged preliminary drafts of the September 10 Agreement.

     During the period of these discussions and exchanges of draft agreements and comments, the World Services board analyzed the proposed tender offer in light of the best interests of all World Services shareholders and in light of the Takeover Act. In the opinion of World Services, the Takeover Act in effect in South Dakota (which is more fully discussed in Item 8, below) materially influenced the negotiations with Developers and permitted World Services to negotiate more favorable terms for the World Services shareholders in the September 10 Agreement than originally proposed by Developers.

     Discussions with Developers Following Commencement of the Tender Offer; Consideration of Other Alternatives. In late November 2001, Developers had still not received enough shares to fulfill the minimum for the tender offer and the World Services board became aware that a number of World Services shareholders who were inclined to tender their shares in response to Developers' offer were dissatisfied with various aspects of the offer. As a result, the board decided to investigate the possibility of dissolution and liquidation of World Services to provide shareholders with an alternative to Developers' offer. Accordingly, board directed counsel to conduct additional research regarding potential legal restrictions on World Services' right to sell or distribute its shares of Developers' common stock and on the possibility of getting the escrowed shares released in connection with any such dissolution and liquidation. The Director of the South Dakota Division of Securities subsequently agreed to cooperate with respect to releasing the escrowed shares upon certain conditions, and a representative of the Securities and Exchange Commission informally indicated that she agreed with World Services arguments regarding its ability to freely sell or distribute the Developers' stock; however, such indication was not binding and no absolute conclusion could be reached since the ultimate determination would be dependent upon facts and circumstances that would be weighed by a court if the issue were disputed.

     Taking into account these factors, World Services' board thereafter developed a plan of dissolution and liquidation and presented it to Developers' counsel in a letter dated December 17, 2001. On Tuesday, December 18, 2001, Developers expressed its objection to World Services' proposed course of action. Developers further stated its opinion that the dissolution-liquidation alternative would constitute a breach of the September 10th Agreement were World Services to pursue that course and that Developers would consider litigation involving the World Services directors personally. After further discussions and at Developers' request, World Services agreed to delay its proposed filings with the Securities and Exchange Commission and mailings to shareholders with regard to dissolution to allow the parties an opportunity to discuss their respective concerns. In a spirit of cooperation, World Services agreed to delay its filings.

     On Friday, December 21, 2001, Ron Rivett, the chairman and majority shareholder of Developers, and Harvey Aman, Developers' President and COO, had a meeting with Ronne Tarrell, the president of World Services. Mr. Rivett advised Mr. Tarrell that Developers continued to disagree with World Services' legal conclusion as to the restrictions on World Services' right to sell or distribute its shares of Developers' stock and that Developers would take legal action it determined to be necessary to protect Developers' rights. In the context of these discussions, Mr. Rivett also proposed that Developers would be willing to increase the Offer Price to $.90 if holders of more than 70% of the outstanding World Services common stock tendered their shares in response to Developers' offer (and did not withdraw the shares prior to acceptance), and to $.92 if more than 80% were similarly tendered. In the meantime, more than a majority of World Services' shares had been tendered to Developers, thereby fulfilling the minimum tender condition of the tender offer.

     The World Services board met on December 26, 2001 and determined that it was in the best interests of World Services' shareholders to abandon the dissolution alternative and support Developers' revised offer, and agreed to recommend that World Services' shareholders tender their shares. In its consideration of the revised offer, the board noted that this provides the World Services shareholders with an additional approximately $160,000 for their shares of common stock if more than 80% are tendered, and it avoids the uncertainty and expense of potential litigation relating to the continuing dispute as to transfer restrictions on the Developers' shares owned by World Services. In order to increase the possibility that the World Services shareholders would receive the maximum Offer Price, the board members individually agreed to tender their shares in response to Developers' offer.

     On December 28, 2001, Developers presented World Services with a formal written amendment to the September 10 Agreement which was executed and agreed to by World Services on January 2, 2002.


     World Services' Potential Conflicts of Interest. During the discussions preceding the September 10 Agreement, Developers questioned whether certain of the directors of World Services might have a potential conflict of interest because certain of their shares are held pursuant to an escrow agreement entered into on May 30, 1980. Pursuant to that agreement, those shares will continue to be held in escrow until, if ever, World Services achieves net earnings per share of $0.10 for any three-year period, two of which must be consecutive. The escrow agreement further provides that:

     o the Director of Securities may, in his discretion, terminate the escrow for any or all of the escrowed shares before the termination event "if he determines that the release of such securities to the Depositor(s) will not be detrimental to the Issuer, the public investors, or any other party concerned";

     o any dividends payable on the escrowed shares must be deposited into escrow, and that the escrowed shares are not entitled to any proceeds on liquidation until such time as the "public" shareholders have received a return of the initial offering price (which as adjusted, is $2.00 per share); and

     o no shareholder may transfer shares included in the escrow "without the prior written consent of the Director."

     Also during the discussions preceding the September 10 Agreement, Developers orally questioned whether a reason the World Services board has failed to pay dividends to date was to retain assets necessary to generate the required income.

     The World Services board did not believe that the questions raised by Developers were valid and were raised in an attempt to gain a negotiating advantage. World Services has from time-to-time in the past considered making certain distributions to shareholders, but in each case concluded that making distributions would be inadvisable for several reasons:

     o The cost of paying a small amount of dividends can be significant, especially where World Services does not have an administrative staff or a transfer agent capable of doing so. The World Services board, which includes two directors who do not have an interest in any escrowed securities, has concluded in the past that the expenses of declaring dividends and completion of the necessary additional administrative matters (including IRS Forms 1099) outweighed the benefit to shareholders of a nominal dividend.

     o World Services has considered other business combinations in the past, and in each case the availability of capital was attractive to the target company; consequently the World Services board was concerned that any attempt to distribute its cash assets would make a future business combination less likely to occur. World Services did not reach any agreement with any target, and no acquisition is being considered at the present time.

     In July 2001, Developers contacted the South Dakota Director of Securities regarding the World Services common stock included in the 1980 escrow. As a result of these communications between Developers and the Director of Securities, the Director accepted an agreement that provides generally that, should Developers tender for the shares of World Services,

     o The Director will permit the holders of the escrowed shares to submit World Services shares and participate in the tender offer; and

     o If the tender offer is successfully completed so that Developers owned at least 51% of the World Services shares, the Director will consent to the release of all shares from the escrow.

     Since World Services is a party to this agreement with the Division of Securities and since Developers will be in control of World Services following the completion of the tender offer, Developers has agreed that its obligations under the agreement with World Services specifically includes "an obligation to take such actions as are commercially reasonable to compel the performance by the Director of his obligations under the Escrow Release Agreement promptly following the successful completion of the tender offer." Consequently, if the Division of Securities does not release the shares from its escrow in the normal course of its business, shareholders whose shares are deposited in escrow can rely on Developers to take such actions as are reasonably necessary to force the Division of Securities to comply with the Division's obligations in the agreement.

     In December 2001, Developers indicated that it would consider taking legal action against World Services and its directors if the board decided to pursue the proposed dissolution alternative. World Services and its directors believed that they would prevail in any such litigation, but the potential expense and uncertainty that would be created by any such litigation did factor into the decision the World Services board made to accept the amended offer and to tender their shares in response to the amended offer.

     Except as described in this Schedule 14D-9, to the knowledge of World Services, as of the date of this Schedule there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between World Services or its affiliates and either (1) World Services, its executive officers, directors or affiliates, or (2) Developers or its executive officers, directors or affiliates.

     Developers Potential Conflicts of Interest. If Developers completes the tender offer it will be a majority owner and will therefore control the Developers shares owned by World Services. Developers' goals with respect to the Developers shares owned by World Services may differ from the interests of the other World Services shareholders with respect to those shares. Developers is currently a privately held corporation and is not required to file reports with the Securities and Exchange Commission or to make disclosure to its shareholders as required by the Securities Exchange Act of 1934, as amended.

     Interests of Certain Persons. In considering the determination of the World Services board with respect to the tender offer, the World Services shareholders should consider the factors set forth above.

With Respect to Other Proposals
-------------------------------

     During the past three years, World Services has had meetings with several entities that have expressed interest in entering into a business combination with World Services on various terms and has received information from other companies expressing an interest. There have been two recent instances of this sort of contact with World Services.

     o On August 15, 2001, the World Services board met with a company from Texas known as Avix Telecom Solutions, and counsel to World Services and Avix had a telephone conversation on August 20. World Services anticipated receiving information from Avix within a short period of time following the initial meeting, but never did receive the information. Representatives of Avix have recently orally confirmed their interest in pursuing discussions, but have not submitted any information in writing.

     o On August 27, 2001, World Services received information from Let's Play Sports, Inc., of San Diego, California, but the World Services board decided not to pursue a business combination.

     No discussions are ongoing at the present time, and none of these discussions matured to a point where definitive proposals were presented or considered. World Services knows of no conflicts of interest with respect to any of the proposals.

Item 4. The Solicitation or Recommendation.

Position of the Board of Directors.
-----------------------------------

     At a meeting held on December 26, 2001, the board of directors reviewed and discussed Developers' proposed tender offer as set forth in the September 10 Agreement as subsequently amended effective January 2, 2002. At that meeting and in previous meetings, counsel to World Services gave a presentation to the board of directors on the structure of the tender offer and the fiduciary duties of the board of directors to shareholders. Following a discussion of the terms of the proposed amended tender offer among members of the board of directors, the board of directors unanimously:

     o resolved to recommend that shareholders tender their shares to Developers pursuant to the tender offer as set forth in the September 10 Agreement, as amended;

     o approved the acquisition of the World Services shares under the business combination provision of the Takeover Act; and

     o    determined individually to tender their shares to Developers.


Reasons for the Position of the Board of Directors.
---------------------------------------------------

     In making the recommendation that shareholders tender their shares and determining to tender their own shares, the board of directors considered a number of factors, including the following reasons:

     o Providing Liquidity for World Services Shareholders. A principal factor that influenced the World Services Board of Directors to cooperate with Developers in its efforts to complete the tender offer was that the tender offer provides liquidity to shareholders who may desire to sell their shares of World Services and who have not been able to do so thus far. World Services common stock is not eligible for listing on the Nasdaq system or on the OTC Bulletin Board. World Services does not believe that its shares have been quoted in the "pink sheets" published by National Quotation Bureau, Inc. World Services believes that any trading has been strictly limited to private transactions that are then submitted to World Services to complete. (World Services acts as its own transfer agent and registrar for the shares of common stock.)

     o Developers Agreed to Provide a Number of Protections to Shareholders Who Elect Not to Accept the Tender Offer. The World Services board required the September 10 Agreement to provide certain protections to shareholders who may choose not to accept the tender offer before the board was willing to recommend the tender offer for liquidity purposes (although initially remaining neutral as to price). These protections are described in more detail below.

     o The Tender Offer, if Completed, Will Terminate the Escrow of World Services Shares. 421,286 shares of World Services common stock have been held in escrow for more than 21 years under a requirement imposed by the South Dakota Director of Securities in connection with the World Services' initial public offering. These shareholders include three members of the World Services board of directors and more than 20 other shareholders who are not members of the World Services board. The existence of the escrow imposes uncertainty on World Services capitalization and has made the consideration of potential business transactions more difficult. The elimination of the escrow upon completion of the tender offer will allow persons who have held World Services shares for more than 21 years to fully participate in the tender offer if they choose to do so, or to fully participate in the future of World Services as shareholders if they do not accept the tender offer.

     o Limited Conditions to Completion. The World Services board considered the high likelihood that the tender offer would be completed. The tender offer is subject to limited conditions all of which Developers may waive, except the condition that at least a majority of the outstanding shares of World Services common stock have been tendered and not withdrawn prior to the expiration of the tender offer. World Services notes that Developers has stated that it does not intend to waive the condition that World Services holds a special meeting of its shareholders and that at that meeting the shareholders approve an amendment to World Services' articles that will result in the shares to be acquired by Developers having voting rights under South Dakota law.

     o World Services Is Not Currently Engaged in Business Operations. World Services is not currently engaged in any business operations, and has not been so engaged for several years. The board is not currently engaged in discussions with any other person for a prospective business combination, and there can be no assurance that World Services will commence business operations in the near future.

     o The Alternatives Considered May Not Be Viable. The World Services board considered the possibility of an alternative for dissolution and liquidation which the board believed could be accomplished in compliance with law. Developers strongly objected to this approach and advised World Services of various actions that it would consider to prevent any effort by World Services to sell or distribute the Developers shares owned by World Services. In light of the increased Offer Price that Developers offered and the risks attendant with litigation should it develop, and in light of the fact that World Services has not received any inquiry for a business combination with a third party since the commencement of the tender offer, the World Services board determined that the alternatives considered may not be viable.

     The board of directors also considered a number of factors, including the following, that led the World Services board to consider further alternatives but, after further consideration, did not change the board's recommendation that shareholders tender their shares to Developers:

     o Business of Developers. Developers has not defined any proposed business for World Services following the completion of the tender offer. Therefore, persons who elect to remain shareholders of World Services will be doing so without being able to rely on any business plan or proposal from Developers.

     o Adequacy of the Offer Price. The World Services board considered a number of factors regarding the price offered by Developers for the World Services shares. In considering these factors, each director placed different weight on different factors. As a result of the increased Offer Price negotiated in December 2001 and the risks attendant with pursuing other alternatives, and the World Services board determined that the price offered by Developers was adequate.

     As a result of the considerations set forth above, the directors of World Services (which includes the executive officers) determined that he or she would tender the World Services shares each owns in response to the tender offer.

     In reaching the determination set forth above, the World Services board discussed and considered various valuation models in making its determination that it could not reach a conclusion as to the adequacy of the price offered by Developers. As is shown in the following chart, some valuations resulted in prices higher than the $.85 to $.92 being offered by Developers, and some resulted in lower valuations. This chart, the footnotes to the chart and the narrative information in this Schedule 14D-9 provide information that shareholders may want to consider in determining whether to tender their World Services shares to Developers.(1)

--------------------------- --------------------------- ------------------- -------------
                                                        Per World Services  Resulting
                                                        share               Valuation per
                                                                            share
--------------------------- --------------------------- ------------------- -------------
World Services' book
value per share                                         $0.77(2)            $0.77
--------------------------- --------------------------- ------------------- -------------
World Services'  current    Current assets per share(3)
value plus Developers'
offer in 1999                                           $0.57
--------------------------- --------------------------- ------------------- -------------
                            Developers offer to
                            purchase Developers stock                       $1.01
                            on June 9, 1999             $0.44(4)
--------------------------- --------------------------- ------------------- -------------
World Services' current     Current assets per share
value plus dividend
multiple                                                $0.57
--------------------------- --------------------------- ------------------- -------------
                            Developers (4x(5) dividends
                            received of $0.08 per WS
                            share(6)                    $0.32               $0.89
--------------------------- --------------------------- ------------------- -------------
World Services' current     Current assets per share
value plus Developers
book value                                              $0.57
--------------------------- --------------------------- ------------------- -------------
                            Developers book value per
                            share(7)                    $0.22               $0.79
--------------------------- --------------------------- ------------------- -------------
Multiple of net income      10x(8) average 2000 and
                            1999 income of $.081 per
                            WS share(9)                                     $0.81
--------------------------- --------------------------- ------------------- -------------

(1) The chart does not include any consideration of the fair market value of Developers as a going concern. In such cases, one would also likely apply discounts to World Services' interest in Developers for "lack of marketability" and for the "minority interest." According to guidelines accepted by the Internal Revenue Service which have been used in a number of other contexts (including estate planning), a non-marketable minority interest in a privately-held corporation has a value equal to less than its proportionate interest in the whole entity as a going concern.

(2) Based on its September 30, 2001, Form 10-QSB, World Services had 2,639,679 shares outstanding and a net book value of $2,036,042.

(3) World Services' current assets as reflected in its September 30, 2001 Form 10-QSB, were $1,515,376.

(4) Upon receiving the offer, a member of the World Services board made an oral statement to a representative of Developers that the board would consider an offer of $5 per share for the Developers common stock, or approximately $1.50 per share of World Services common stock.

(5) The World Services board recognizes that different multiples would suggest different conclusions. As it was evaluating the adequacy of the offer being made by Developers, the World Services board did not identify any companies in a situation similar to World Services that had been evaluated based on its price:earnings, per-share book value, or other multiples. The board members did consider elements of value they each had identified in their experiences as business men and women and as private investors, and selected this multiple for consideration because a majority of the directors believed it to be appropriate in the circumstances, based on their personal experience. Each shareholder should consider whether 4 is an appropriate multiple, or if a different multiple would be more accurate.

(6) Developers has paid World Services cash dividends of approximately $199,000 in both years 2000 and 1999, although there can be no assurance that Developers will continue to pay dividends at such rates, or that Developers will declare and pay any dividends in the future. In fact, Developers has advised its shareholders that it does not intend to pay dividends in 2001 because of declining market conditions and the expense of the pending tender offer for World Services. As a result, World Services' revenues were $21,503 for the nine months ended September 30, 2001 as compared to $219,457 during the comparable period of 2000.

(7) At September 30, 2001, World Services had a book value in its Developers investment of $568,000.

(8) As discussed above, the World Services board recognizes that different multiples would suggest different conclusions. As it was evaluating the adequacy of the offer being made by Developers, the World Services board did not identify any companies in a situation similar to World Services that had been evaluated based on its price:earnings, per-share book value, or other multiples. The board members did consider elements of value they each had identified in their experiences as business men and women and as private investors, and selected this multiple for consideration because a majority of the directors believed it to be appropriate in the circumstances, based on their personal experience. Each shareholder should consider whether 10 is an appropriate multiple in these circumstances, or if a different multiple would be more accurate.

(9) World Services' net loss was $(9,302) for the nine months ended September 30, 2001, as compared to net income of $232,000 for the year ended December 31, 2000, and $197,000 for the year ended December 31, 1999. A substantial part of World Services' net income derived from dividends received from Developers as described in Note 6 to this chart. The balance is interest income.

     The World Services board also considered other, more subjective factors in determining to recommend that shareholders tender their shares at the increased Offer Price, including, that World Services "may be considered an `investment company' as that term is defined in the [Investment Company] Act [of 1940]," as disclosed in World Services' latest Form 10-KSB. This risk may result in a reduction of the value of World Services from numerical calculations.

Developers Protections for World Services Shareholders Who Elect Not to Accept the Tender Offer.
------------------------------------------------------------------------------

     The World Services board expressed its concern to Developers that the Takeover Act provided certain protections to shareholders who choose not to tender their shares and consequently remain owners of a minority interest. Developers expressed its concern that the provisions of the Takeover Act would substantially reduce or even eliminate the value of its contemplated investment in World Services because the Takeover Act would restrict Developers' ability to act as a majority shareholder in the future. After negotiations among the principals of World Services and Developers, Developers agreed to the following covenants designed to protect the interests of the minority shareholders should Developers complete the tender offer:

     (i) Developers will not cause World Services to divest or sell any material assets through a distribution, dividend, payment of any sort or to conduct any merger, consolidation, exchange or other transaction, in a manner which is inconsistent with the fiduciary duties or other legal obligations that a majority shareholder owes to any minority shareholders under all applicable state or federal laws;

     (ii) Developers will not cause World Services to make any payment to Developers in exchange for any property or services other than at fair market value as determined in good faith by the Board of Directors of World Services at the time of such transaction;

     (iii) For so long as World Services is subject to the Securities Exchange Act of 1934, Developers will cause World Services to comply with financial reporting and other obligations pursuant to such Act, and if Developers determines to take World Services private through filing a Form 15, engaging in a 13e-3 Transaction, or other means, Developers will (and will cause World Services to) comply with all relevant rules and statutes; and

     (iv) For a period of twenty-four (24) months following the completion of the tender offer,

          * Developers will not cause World Services to make any dividend or distribution of cash, stock or other assets or consideration to its shareholders, or conduct any sale, merger, consolidation, exchange or other transaction, pursuant to which Developers would receive a disproportionate amount of cash, stock or other assets or consideration on a per share basis in comparison to World Services' other shareholders;

          * Developers will not cause World Services to enter into any sale of all or substantially all of its assets, merger, consolidation, exchange, voluntary dissolution or other transaction that would have the effect of eliminating the interests of the non-tendering shareholders and give rise to dissenters' rights under ss.47-6-23 of the South Dakota business corporations statutes, unless either
               (i) the per share price to be paid to the non-tendering shareholders is not less than the tender offer Price plus interest calculated from the date the tender offer is completed, minus dividends, as provided in ss.47-33-18(1)(a) of the business combinations provisions under the Takeover Act, or (ii) the World Services Board has received a fairness opinion from an independent appraiser indicating that the per share price to be paid to the minority shareholders is fair (without applying a minority interest or lack of marketability discounts); and

          * Developers will not cause World Services to enter into any transaction with Developers or its affiliates not giving rise to dissenters' rights as provided above, other than at fair market value (as provided above), and if World Services were to enter into any such transaction Developers would cause the World Services board to give all World Services shareholders notice of the transaction with an explanation of how the board reached its determination as to the value of the consideration that is detailed enough for the shareholders to reasonably evaluate the board's decision. Any shareholder(s) objecting to the amount or nature of the consideration will have the right to require World Services to have an independent appraisal completed, and

                    (A) if the appraised value is within 10% of the price set by the board, then the price will stand and World Services will pay for the appraisal;

                    (B) if the appraised value is more than 10% higher than the price set by the board, Developers will be required to pay such additional consideration to World Services and reimburse World Services for the reasonable cost of the appraisal; and

                    (C) if the appraised value is more than 10% lower than the price set by the board, the price will stand and the shareholder(s) requesting the appraisal will reimburse World Services for the reasonable cost of the appraisal.

     Any shareholder's right to require an appraisal under the foregoing provisions is subject to World Services' receipt of the prior written agreement of such shareholder not to disclose any confidential information about World Services or Developers contained in the appraisal and to reimburse World Services for the appraisal cost if the appraised value is more than 10% lower than the price set by the board (or its pro rata share of such cost if multiple shareholders request the appraisal).

Summary and Conclusion
----------------------

     The foregoing discussion of the information and factors considered and given weight by the World Services board of directors is not intended to be exhaustive. In view of its many considerations, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the board of directors may have given different weights to the various factors considered.

     After weighing all of these considerations and other matters, the board of directors unanimously recommended that World Services' shareholders tender theirs shares in the tender offer, and concurred that each would tender his or her shares, at the Offer Price as amended, effective January 2, 2002.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

     Neither World Services nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the tender offer.

Item 6. Interest in Securities of the Subject Company.

     To the knowledge of World Services, no transactions in shares of common stock have been effected during the past 60 days by World Services or by any executive officer, director, affiliate or subsidiary of World Services.

Item 7. Purposes of the Transaction and Plans or Proposals.

     Except as set forth in this Schedule 14D-9, World Services is not currently undertaking or engaged in any negotiations in response to the tender offer that relate to:

     (1) a tender offer for, or other acquisition of, World Services' securities by World Services or by any subsidiary or any other person;

     (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving World Services or any subsidiary;

     (3) any purchase, sale or transfer of a material amount of assets of World Services or any subsidiary; or

     (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of World Services.

     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts in response to the tender offer that relate to one or more of the events referred to in the preceding paragraph.

     In compliance with its duties to the World Services shareholders, however, the board of directors will consider other bona fide proposals that may be received from other persons, although none have been received to date.

Item 8. Additional Information.

General
-------

     Reference is hereby made to the Offer Documents that have been sent by Developers.

South Dakota Anti-Takeover Statute.
-----------------------------------

     South Dakota has adopted a statute entitled the "Domestic Public Corporation Takeover Act." This statute is found at ss.47-33-1 et seq. of the South Dakota laws. The statute places significant restrictions on an acquiring person's ability to participate in or manage the affairs of any corporation it acquires unless the acquiring person receives the prior approval and/or cooperation of the corporation's board and/or shareholders.

     The Supreme Court of the United States has scrutinized the validity of similar statutes in other states. In 1982, in Edgar v. MITE Corp., the U.S. Supreme Court invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the U.S. Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the U.S. Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

     World Services believes that the Domestic Public Corporation Takeover Act applies to the transaction contemplated by Developers and is enforceable under the principles expressed in the Edgar v. MITE and the CTS Corp. v. Dynamics Corp of America cases. In adopting the statute, the South Dakota legislature also apparently reached the same conclusion when it stated, in ss.47-33-2(1):

     "This state [South Dakota] has traditionally regulated the affairs of corporations organized in this state, including the regulation of mergers and other business combinations and the rights of shareholders. The United States Supreme Court has recently reaffirmed the power of states to regulate these affairs."

     In adopting the statute, the South Dakota legislature similarly expressed its interest in protecting South Dakota public corporations and their shareholders from transactions that are coercive, involve substantial risk of unfair business dealings or deprive shareholders from realizing the full value of their holdings. At the same time, the South Dakota legislature drafted the statute in such a way to allow for transactions which have the support of a company's board and/or shareholders. In these instances, the legislature apparently felt that the board and/or shareholders would address the public policy concerns. As part of the tender offer negotiations, Developers has required that World Service's board and shareholders approve measures that would eliminate the applicability of the Takeover Act and provide Developers with greater freedom to manage the on-going business in its discretion.

     The September 10 Agreement, as amended, requires that World Services hold a Special Meeting of shareholders on February 20, 2002, or as soon thereafter as is legally and reasonably practicable to seek shareholder approval of an amendment of the World Services' Articles of Incorporation to "opt out" of the control share acquisitions provisions (ss.ss.47-33-8 through 47-33-16, inclusive) of the Takeover Act (the "Voting Rights Provision") and, if approved at the Special Meeting, to amend World Services' Articles of Incorporation accordingly; and

     Developers also required that the World Services board approve Developers' acquisition of a majority of World Services shares from shareholders who elect to participate in the Tender Offer for purposes of ss.47-33-17(1) of the Takeover Act (the "Business Combination Provision").

     These two actions have significant potential impact on World Services shareholders who choose not to tender their shares to Developers.

     Waiver of the Voting Rights Provision. The Voting Rights Provision provides that a person acquiring a significant number of shares of a corporation organized under South Dakota law may not vote those shares unless the shareholders of the corporation specifically grant the person the right to vote. However, a corporation may "opt out" of these provisions by amendment to its articles of incorporation. World Services has not previously adopted such an amendment and, therefore, without a vote of the World Services shareholders waiving the Voting Rights Provision, Developers may acquire a majority of the shares but would not be able to vote those shares.

     Developers has required, as a condition of completing the tender offer, that the World Services shareholders approve, and that World Services amend its articles of incorporation to "opt out" of the Voting Rights Provision. As a result of the amendment to World Services' articles of incorporation, Developers would be entitled to vote the shares acquired in the tender offer just as any other World Services' shareholder is able to vote his or her shares.

     World Services has not yet prepared or mailed to shareholders the final proxy statement forthe Special Meeting, but the World Services board agreed to recommend that all shareholders vote "FOR" the amendment of the articles to opt out of the Voting Rights Provision to permit Developers to complete the tender offer. The directors have unanimously agreed to tender their shares to Developers in response to the tender offer, and the directors who had tendered their shares as of the December 26, 2001 board meeting have indicated that they intend to cast their vote "FOR" this provision.

     Waiver of the Business Combination Provision. The Business Combination Provision imposes significant limitations on an acquiring person's ability to enter into future business combinations with the acquired corporation, unless the original acquisition is approved by the corporation's board or the business combination is approved by a majority of the corporation's minority shareholders. As a condition to the tender offer, Developers is requiring that the World Services board approve its acquisition of shares; otherwise, Developers would be in the unusual position where, the more successful its tender offer, the more difficult it would be to complete a subsequent business combination.

     In light of this, and in light of the protections that Developers offered for the minority shareholders, the World Services board approved Developers' purchase of shares pursuant to the tender offer at the September 7, 2001, board meeting, and again at its December 26, 2001 meeting. This board approval also resulted in a waiver of the Business Combination Provision.

Antitrust.
----------

     Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. However, the proposed acquisition of the shares by Developers pursuant to its contemplated tender offer is not subject to these requirements because (to the knowledge of World Services) Developers does not have either (i) total assets of $100,000,000 or more, as stated on the last regularly prepared balance sheet of Developers, or (ii) annual net sales of $100,000,000 or more, as stated on Developers' last regularly prepared annual statement of income and expense, as those terms are defined in the FTC's implementing regulations under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

Item 9. Exhibits.

Exhibit No.    Description
-----------    -----------

(a)(1)*        World Services' letter to shareholders
(a)(2)         See exhibit (a)(1)
(a)(3) Not applicable, as this is not considered to be a going private transaction
(a)(4) Not applicable, as there is no prospectus being used in this transaction
(a)(5)         Not applicable.
(b) Not applicable, as the filing person is not obtaining any financing
(c) Not applicable, as no report, opinion, or appraisal has been obtained
(d)(1)*        September 10 Agreement (as defined in the Schedule 14D-9)
(d)(2)         Amendment to September 10 Agreement effective January 2, 2002
(d)(3)         Letter amendment to September 10 Agreement dated January 8, 2002
(e)            See exhibit (d)
(f) Not applicable, as there are no security holder appraisal rights in connection with this transaction
(g) Not applicable, as World Services does not intend to make any oral solicitations
(h) Not applicable, as World Services has not obtained any written legal opinion as to the tax consequences of the transaction

*    Previously filed.
-------------------

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WORLD SERVICES, INC.


                                        By: /s/ Ronne Tarrell
                                        ---------------------
                                        Ronne Tarrell
                                        President and Chief Executive Officer


Dated:  January 8, 2002

                                                                  EXHIBIT (d)(2)

                   [Super 8 Motel Developers, Inc. Letterhead]


December 28, 2001

CONFIDENTIAL
Board of Directors of World Services, Inc.
724 N. Kline
P.O. Box 786
Aberdeen, SD 57402-0786

Re:  Amended Tender Offer Terms

Gentlemen and Ms. Bower:

     The purpose of this letter is to outline the material terms and conditions of an amendment to the agreement between Super 8 Motel Developers, Inc., a South Dakota corporation ("Developers") and World Services, Inc., a South Dakota corporation ("World Services") dated September 7, 2001 (but effective as of September 10, 2001, the "September 10th Agreement") pursuant to which Developers has made and will continue to make a public tender offer for all of the outstanding shares of common stock, par value $.001 per share, of World Services (the "Tender Offer"), and if completed, acquire shares representing a controlling majority interest of World Services. Except as specifically modified hereby, the September 10th Agreement remains in full force and effect.

The material terms and conditions of the Tender Offer are amended as follows:

Purchase Price      The purchase price for the outstanding shares of World
                    Services common stock to be purchased by Developers in the Tender Offer will be eighty-five cents ($.85) per share net in cash (the "Tender Offer Price");provided, however, that if more than 70%, but not more than 80%, of the outstanding shares of World Services common stock are properly tendered to Developers and not withdrawn prior to the expiration date, the Tender Offer Price for all properly tendered shares will be ninety cents ($.90) per share net in cash, and if more than 80% of the outstanding shares of World
                    Services common stock are properly tendered to Developers and not withdrawn prior to the expiration date, the Tender
                    Offer Price for all properly tendered shares will be ninety-two cents ($.92) per share net in cash.

Expiration Date     The Tender Offer will expire on February 14, 2002, subject to Developers' right, in its sole discretion, to extend it.

Tender of Shares    No change.

Schedule 14d-9      o    On or before January 4, 2002 (or such later date on
                         which Developers is prepared to file its amended
                         Schedule TO and related tender offer materials), World
                         Services will prepare and file with the Securities and Exchange Commission, and deliver to Developers for distribution to World Services shareholders, an amendment to its Schedule 14D-9 and related materials in which the World Services' Board of Directors will take the position that it supports Developers' offer and that it recommends that World Services shareholders tender their shares in response to Developers' offer;
                         and

CONFIDENTIAL
Board of Directors of World Services, Inc.
December 31, 2001
Page 2


                    o the individual members of the Board of Directors will announce their intention to tender the World Services shares they own in response to Developers' offer.

                    World Services' Board will not directly or indirectly change such recommendation unless it determines in good faith by a majority vote that such action is likely required to satisfy its fiduciary duties to its shareholders.

Shareholders        World Services has set February 14, 2002, as the tentative
Meeting             date for a special meeting of its shareholders (the "Special
                    Meeting"). World Services agrees to file preliminary proxy materials for the Special Meeting with the SEC by January
                    10, 2002, and to file and distribute final proxy materials to its shareholders by January 21, 2001, or as soon thereafter as is reasonably practicable if World Services receives comments from the SEC on the preliminary proxy materials. The primary purpose of the special meeting will be to vote on an amendment of the World Services' Articles of Incorporation to "opt out" of the control share acquisitions provisions (Sections 47-33-8 through 47-33-16, inclusive) of the South Dakota Domestic Public Corporation
                    Takeover Act (the "Takeover Act"). World Services agrees to hold the Special Meeting on February 14, 2002, or as soon thereafter as is legally and reasonably practicable, and if approved at the Special Meeting, to duly amend World
                    Services' Articles of Incorporation accordingly. If sufficient proxies to approve the proposed action have not been submitted as of the date of the Special Meeting, World
                    Services agrees to adjourn the Special Meeting for the purpose of soliciting additional proxies and to hold it at a later date to be agreed upon with Developers, provided that at least a majority of World Services outstanding shares have been tendered to Developers and not withdrawn as of such date and provided that, in any event, the meeting is held on or before April 30, 2002. World Services Board of
                    Directors will recommend that all World Services shareholders approve such amendment of World Services'
                    Articles of Incorporation. World Services' Board will not directly or indirectly change such recommendation unless it determines in good faith by a majority vote that such action is likely required to satisfy its fiduciary duties to its shareholders.

                    Notwithstanding the foregoing, World Services will have no obligation to hold the Special Meeting unless the "Release of Escrowed Shares Agreement" dated September 25, 2001, as extended on December 20, 2001, among Developers, World Services and the Director of the South Dakota Division of Securities, remains in effect as of the date of the Special Meeting and the date for the completion of the Tender Offer.. World Services agrees to execute and enter into any reasonable extension of such agreement.

Conditions          No change.

CONFIDENTIAL
Board of Directors of World Services, Inc.
December 31, 2001
Page 3


Covenants of        No change.
Developers

Covenants and       No change.
Representation
of World Services

Document Review &   No change.
Approval

Notification        No change.

Due Diligence       No change.

Termination         No change.

Fees and Expenses   No change.

Shareholder List    No change.

Resignations        No change.

Cooperation         No change.

     Should the foregoing accurately reflect your understanding of our amended agreement, please execute the additional copy of this agreement enclosed herewith and return it to me as soon as possible. By execution hereof, you represent (a) that this amended agreement, and the acquisition of World Services shares by Developers contemplated hereby, has been duly authorized by the Board of Directors of World Services, (b) that you have been duly authorized to execute this amended agreement on behalf of World Services, and (c) that upon execution, this amended agreement will be a valid and binding obligation of World Services, enforceable in accordance with its terms.

     The signature of Developers below constitutes a representation by the undersigned (a) that this amended agreement has been duly authorized by the Board of Directors of Developers, (b) that the undersigned has been duly authorized to execute this amended agreement on behalf of Developers, and (c) that upon acceptance of this amended agreement by World Services by signing below, this amended agreement will be a valid and binding obligation of Developers, enforceable in accordance with its terms.

Thank you, in advance, for your cooperation.

                                           Very truly yours,

                                           /s/ Harvey Aman
                                           ---------------
                                           Harvey Aman
                                           President and Chief Operating Officer
                                           Super 8 Motel Developers, Inc.

CONFIDENTIAL
Board of Directors of World Services, Inc.
December 31, 2001
Page 4


AGREED TO AND ACCEPTED BY

World Services, Inc.

/s/ Ronne Tarrell
-----------------
Ronne Tarrell, President
January 2, 2002

                                                                  EXHIBIT (d)(3)

                   [Super 8 Motel Developers, Inc. Letterhead]




January 8, 2002



Board of Directors of World Services, Inc.
724 N. Kline
P.O. Box 786
Aberdeen, SD 57402-0786

Re:  Tender Offer

Gentlemen and Ms. Bower:

The purpose of this letter is to clarify certain obligations of the parties under the amendment to that certain Letter Agreement between Super 8 Motel Developers, Inc. ("Developers") and World Services, Inc. ("World Services") entered into effective January 2, 2002 (the "Letter Agreement"). The parties agree that World Services shall hold the Special Meeting of shareholders described therein on February 20, 2002 (instead of February 14, 2002 as originally set forth therein), or as soon thereafter as legally and reasonably practicable if the SEC reviews and comments on the proxy materials. All other terms and conditions of the Letter Agreement, as amended, shall remain in effect.

If this accurately reflects our mutual understanding of our agreement, please sign below. Thank you for your cooperation.

                                          Very truly yours,



                                          Harvey Aman
                                          President and Chief Operating Officer
                                          Super 8 Motel Developers, Inc.


Agreed to and acknowledged by:


------------------------
Ronne Tarrell, President
World Services, Inc.